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                 January 27, 2023

       Gregg J. Felton
       Co-Chief Executive Officer
       Altus Power, Inc.
       2200 Atlantic Street, 6th Floor
       Stamford, CT 06902

                                                        Re: Altus Power, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 20,
2023
                                                            File No. 333-269337

       Dear Gregg J. Felton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Purcell, Staff Attorney, at (202) 551-5351 or, in his absence,
       Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Katheryn Gettman